LAW OFFICES

Elias, Matz, Tiernan & Herrick L.L.P.

11TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

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TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

July 12, 2013

Via Edgar

Nicholas P. Panos, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	HealthWarehouse.com, Inc.
File No. 0-13117
PREC 14A filed July 12, 2013

Dear Mr. Panos:

As special counsel to HealthWarehouse.com, Inc. (the “Company”) and pursuant to our discussions, please be advised that the Company is re-filing its preliminary proxy materials to correct the Edgar code and to include the disclosure required by Item 4(b)(4) of Schedule 14A. The Edgar code is now shown as PREC 14A. The other disclosures required by Items 4(b) and 5(b) of Schedule 14A were previously included.

The Company desires to mail its proxy materials as early as possible the week of July 15, and your assistance in meeting this schedule is greatly appreciated.

As I previously indicated, if you have any questions or comments that you wish to give me before Monday, please feel free to call me at 301-384-3438. I will be in the office on Monday, and my direct dial number is 202-719-1833. You can also reach my partner Ken Tabach at 202-719-1819. Thank you.

Sincerely,

/s/ Gerald F. Heupel, Jr.

Gerald F. Heupel, Jr.